Exhibit G-1
                                                     SEC File No. 70-9577
                                            Revised Form of Public Notice

Securities and Exchange Commission
(Release No. 35-_________)

     Cinergy Corp., a registered holding company ("Cinergy" or "Company"), and its direct wholly-owned nonutility subsidiaries Cinergy Global Resources, Inc. and Cinergy Investments, Inc., all at 139 East Fourth Street, Cincinnati, Ohio 45202, have filed an application-declaration ("Application") with the Commission under sections 6(a), 7, 9(a), 10, 12, 32 and 33 of the Act and rules 45, 53and 54 thereunder.

     By order dated March 23, 1998 (HCAR No. 26848) ("100% Order"), the Commission amended certain prior orders issued to Cinergy, authorizing Cinergy to apply the proceeds of certain financing transactions to an aggregate investment in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs" and collectively with EWGs, "EPAct Projects") not to exceed 100% of Cinergy's consolidated retained earnings ("100% Cap"), subject to various conditions. (The terms "aggregate investment" and "consolidated retained earnings" have the meanings assigned in Rule 53(a)(1).)

     At December 31, 1999, Cinergy's aggregate investment and consolidated retained earnings were approximately $580 million and $1,023 million, respectively, leaving available investment capacity under the 100% Order of approximately $443 million.

     Cinergy asserts that the remaining investment capacity is not sufficient to enable the Company to grow its business and adapt to industry-wide restructuring. Cinergy now requests greater authority to invest in EPAct Projects and general revisions to outstanding Commission orders granting Cinergy authority to issue securities.

     Specifically, over a five-year period beginning with issuance of the requested order from the Commission ("Five-Year Period"), Cinergy seeks to apply proceeds from the proposed financing transactions described below to make additional investments in EPAct Projects, provided that:

     1. Growth Cap. Cinergy's aggregate investment shall not exceed the sum of (a) an aggregate investment equal to 100% of consolidated retained earnings plus (b) $2,000,000,000 (collectively, "Growth Cap"), exclusive of any investments by Cinergy in one or more EWG affiliates formed to acquire generating assets now owned by Cinergy's utility subsidiaries, The Cincinnati Gas & Electric Company, an Ohio electric and gas utility ("CG&E"), and PSI Energy, Inc., an Indiana electric utility ("PSI").

     2. Restructuring Cap. With respect solely to the transfer of CG&E's and PSI's generating assets to one or more EWG affiliates, Cinergy's aggregate investment in such EWGs shall not exceed the net book value of such generating assets at the time of transfer (the "Restructuring Cap"). The current net book value of CG&E's and PSI's generating assets is approximately $2.9 billion.

     As noted, Cinergy proposes to apply proceeds from financing transactions authorized in the Application to make additional investments in EPAct Projects, subject to the Growth Cap and the Restructuring Cap. Under the following outstanding orders, Cinergy is currently authorized to issue common stock, debt securities and guarantees for general corporate purposes including, among other things, investing in EPAct Projects up to the 100% Cap:

     Short-term debt/$2 billion overall debt cap/common stock. Order dated January 20, 1998, HCAR No. 26819 ("January 1998 Order"), in which the Commission authorized Cinergy to issue and sell, from time to time through December 31, 2002, (a) short-term notes and commercial paper in an aggregate principal amount not to exceed - together with the principal amount of the debentures referred to below and (prior to the March 1999 Order, as defined below) certain guarantees - $2 billion at any time outstanding, and (b) up to 30,867,385 shares of Cinergy common stock, $.01 par value per share (i.e., 30 million new shares plus the remaining shares authorized for issuance under a prior order).

     Long-term debentures. Order dated August 21, 1998, HCAR No. 26909 ("August 1998 Order"), in which the Commission authorized Cinergy to issue and sell, from time to time through December 31, 2002, unsecured debentures with maturities of two to 15 years in an aggregate principal amount at any time outstanding not to exceed $400 million, subject to the overall debt cap of $2 billion just noted.

     Guarantees; $1 billion cap. Order dated March 1, 1999, HCAR No. 26984 ("March 1999 Order"), in which the Commission (a) consolidated authority granted to Cinergy under prior orders to issue guarantees of obligations of system companies, while (b) imposing an overall cap of $1 billion (separate from the $2 billion debt cap) on the amount of Cinergy guarantees issued and outstanding from time to time through December 31, 2003. This order modified the January 1998 Order by removing guarantees from the coverage of the $2 billion debt cap. Among other things, the March 1999 Order also expanded Cinergy's existing authority to create intermediate subsidiaries to hold interests in nonutility businesses, including EPAct Projects.

     Cinergy now proposes to replace the January and August 1998 Orders in their entirety, and to supersede the March 1999 Order solely to the extent of the guarantee authority granted therein, by new financing authority the terms of which are set forth below. As with the existing authority, the new authority would be used for general corporate purposes, not merely to fund investments in EPAct Projects./1/

     Cinergy states that the requested authority is intended to enable the Company to respond quickly and efficiently to its financing needs and available conditions in capital markets. Cinergy asserts that its request is generally consistent with similarly broad financing authority granted to other registered holding companies in recent Commission orders./2/

     Subject to the terms and conditions described below, from time to time through the Five-Year Period, Cinergy proposes (A) to increase its total capitalization (excluding retained earnings and accumulated other comprehensive income/3/) by $7,000,000,000 through issuance and/or sale of any combination of debt or equity securities, whether directly or through one or more special-purpose subsidiaries ("Aggregate Financing Limit"), and
(B) to increase the level of its guarantees outstanding at any time to an aggregate of $2,000,000,000 ("Guarantees Limit"), all without further authorization from the Commission, including with respect to the terms of sale or issuance. At December 31, 1999, Cinergy's total capitalization (excluding retained earnings and accumulated other comprehensive loss) totaled approximately $2 billion, and Cinergy's subsidiaries and affiliates had debt or other obligations outstanding totaling $515 million backed by Cinergy guarantees.

     In addition to the other terms and conditions stated below, the following restrictions govern the proposed financing transactions:

     (i) Except in the case of the transactions covered by the Restructuring Cap, common equity will comprise at least 30 percent of Cinergy's consolidated capitalization (based upon the financial statements included in Cinergy's most recent quarterly report on Form 10-Q or annual report on Form 10-K);

     (ii) the interest rate on any series of debt security with a maturity of one year or less will not exceed the greater of
          (a) 300 basis points over the comparable term London interbank offered rate, or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies;

     (iii)the interest rate on any series of debt security with a maturity greater than one year will not exceed the greater of (a) 300 basis points over the comparable term U.S. Treasury securities or other market-accepted benchmark securities, or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies;

     (iv) the distribution rate on any series of preferred security will not exceed the greater of (a) 400 basis points over the comparable term U.S. Treasury securities or other market-accepted benchmark securities, or (b) a rate that is consistent with similar securities of comparable credit quality and structure issued by other companies;

     (v) the underwriting fees, commissions or similar remuneration paid in connection with the issue, sale or distribution of any securities authorized hereunder (excluding interest rate risk management instruments, as to which separate provisions governing fees and expenses are proposed below) will not exceed 700 basis points of the principal or face amount of the securities issued or gross proceeds of the financing; and

     (vi) solely with respect to investments in EPAct Projects pursuant to the Growth Cap, Cinergy will not issue any additional debt securities to finance such investments if upon original issuance thereof Cinergy's senior debt obligations are not rated investment grade by at least two of the major ratings agencies, i.e., Standard & Poor's Corporation ("S&P"), Fitch Investor Service ("Fitch"), Duff & Phelps Credit Rating Co. ("D&P") and Moody's Investor Service ("Moody's").

     The following additional terms and conditions apply to the proposed financing transactions.

     1.   Debt Securities

          A.   Short-term notes

     From time to time over the Five-Year Period, subject to the Aggregate Financing Limit and the other conditions specified above, Cinergy proposes to make short-term borrowings from banks or other financial institutions. Such borrowings will be evidenced by (1) "transactional" promissory notes to be dated the date of such borrowings and to mature not more than one year after the date thereof or (2) "grid" promissory notes evidencing all outstanding borrowings from the respective lender, to be dated as of the date of the first borrowing evidenced thereby, with each such borrowing maturing not more than one year thereafter. Any such note may or may not be prepayable, in whole or in part, with or without a premium in the event of prepayment.

          B.   Commercial paper

     From time to time over the Five-Year Period, subject to the Aggregate Financing Limit and the other conditions specified above, Cinergy also proposes to issue and sell commercial paper through one or more dealers or agents or directly to a limited number of purchasers if the resulting cost of money is equal to or less than that available from commercial paper placed through dealers or agents.

     Cinergy proposes to issue and sell the commercial paper at market rates with varying maturities not to exceed 270 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $25,000 each. In commercial paper sales effected on a discount basis, no commission or fee will be payable in connection therewith; however, the purchasing dealer will re-offer the commercial paper at a rate less than the rate to Cinergy. The discount rate to dealers will not exceed the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities Act of 1933, as amended ("Securities Act").

          C.   Long-term notes

     From time to time over the Five-Year Period, subject to the Aggregate Financing Limit and the other conditions specified above, Cinergy also proposes to issue and sell long-term debt securities ("Notes") in one or more series.

     Notes of any series may be either senior or subordinated obligations of Cinergy. If issued on a secured basis, Notes would be secured solely by common stock, or other assets or properties, of one or more of Cinergy's nonutility subsidiaries (exclusive of any nonutility subsidiary held by CG&E or PSI). Notes of any series (a) will have maturities greater than one year, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (c) may be entitled to mandatory or optional sinking fund provisions, and (d) may be convertible or exchangeable into common stock of Cinergy. Interest accruing on Notes of any series may be fixed or floating or "multi-modal" (where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period, with all accrued and unpaid interest together with interest thereon becoming due and payable at the end of each such reset period). Notes will be issued under one or more indentures to be entered into between Cinergy and financial institution(s) acting as trustee(s); supplemental indentures may be executed in respect of separate offerings of one or more series of Notes.

     Notes may be issued in private or public transactions. With respect to the former, Notes of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Notes without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder. From time to time Cinergy may also issue and sell Notes of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

     The maturity dates, interest rates, redemption and sinking fund provisions, if any, with respect to the Notes of a particular series, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable indenture or supplement thereto and purchase agreement or underwriting agreement setting forth such terms.

          D.   Interest rate risk management

     In connection with the issuance and sale of the short- and long-term debt securities described above, Cinergy proposes to manage interest rate risk through the use of various interest rate management instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, options, forwards, futures and similar products designed to manage interest rate risks.

     Cinergy will enter into such derivative transactions pursuant to agreements with counterparties that are highly rated financial institutions i.e., whose senior secured debt, at the date of execution of the agreement with Cinergy, is rated at least "A-" by S&P, Fitch or D&P or "A3" by Moody's. The derivative transactions will be for fixed periods and in no case will the notional principal amount exceed the principal amount of the underlying debt security. Cinergy will not engage in "leveraged" or "speculative" derivative transactions.

     Fees, commissions and annual margins in connection with any interest rate management agreements will not exceed 100 basis points in respect of the principal or notional amount of the related debt securities or interest rate management agreement. In addition, with respect to options such as caps and collars, Cinergy may pay an option fee which, on a net basis (i.e., when netted against any other option fee payable with respect to the same security), would not exceed 10% of the principal amount of the debt covered by the option.

     2.   Equity Securities

          A.   Common stock (including Stock Purchase Contracts/ Units)

     At December 31, 1999, Cinergy had 600 million shares of common stock authorized for issuance, 158,923,399 shares of which were issued and outstanding. Cinergy states that it has issued 771,258 shares of common stock pursuant to the January 1998 Order.

     From time to time over the Five-Year Period, subject to the Aggregate Financing Limit and the other conditions specified above, Cinergy proposes to issue and sell additional shares of its common stock (i) through solicitations of proposals from underwriters or dealers, (ii) through negotiated transactions with underwriters or dealers, (iii) directly to a limited number of purchasers or to a single purchaser, and/or (iv) through agents. The price applicable to additional shares sold in any such transaction will be based on several factors, including the current market price of the common stock and prevailing capital market conditions.

     Cinergy also proposes to issue and sell from time to time stock purchase contracts ("Stock Purchase Contracts"), including contracts obligating holders to purchase from Cinergy, and/or Cinergy to sell to the holders, a specified number of shares or aggregate offering price of Cinergy common stock at a future date. The consideration per share of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as part of units ("Stock Purchase Units") consisting of a stock purchase contract and debt and/or preferred securities of Cinergy and/or debt obligations of nonaffiliates, including U.S. Treasury securities, securing holders' obligations to purchase the common stock of Cinergy under the Stock Purchase Contracts. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

     Further, Cinergy requests authorization to issue common stock as consideration, in whole or part, for acquisitions by Cinergy or any nonutility subsidiary thereof of securities of businesses, the acquisition of which (a) is exempt under the Act or the rules thereunder or (b) has been authorized by prior Commission order issued to Cinergy or any nonutility subsidiary thereof, subject in either case to applicable limitations on total investments in any such businesses. The shares of Cinergy common stock issued in any such transaction would be valued at market value based on the closing price on the day before closing of the sale, on average high and low prices for a period prior to the closing of the sale, or on some other method negotiated by the parties.

          B.   Preferred securities

     From time to time over the Five-Year Period, subject to the Aggregate Financing Limit and the other conditions specified above, Cinergy also proposes to issue and sell preferred securities in one or more series.

     Preferred securities of any series (a) will have a specified par or stated value or liquidation value per security, (b) will carry a right to periodic cash dividends and/or other distributions, subject among other things, to funds being legally available therefor, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the par or stated or liquidation value thereof, (d) may be convertible or exchangeable into common stock of Cinergy, (e) and may bear such further rights, including voting, preemptive or other rights, and other terms and conditions, as set forth in the applicable certificate of designation, purchase agreement and/or similar instruments governing the issuance and sale of such series of preferred securities.

     Preferred securities may be issued in private or public transactions. With respect to private transactions, preferred securities of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the preferred securities without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder. From time to time Cinergy may also issue and sell preferred securities of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

     The liquidation preference, dividend or distribution rates, redemption provisions, voting rights, conversion or exchange rights, and other terms and conditions of a particular series of preferred securities, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable certificate of designation, purchase agreement or underwriting agreement, and other relevant instruments setting forth such terms.

     3.   Financing Conduits

     In addition to issuing any of the foregoing debt or equity securities directly, Cinergy requests approval to form one or more subsidiaries for the sole purpose of issuing and selling any of the foregoing securities, lending, dividending or otherwise transferring the proceeds thereof to Cinergy or an entity designated by Cinergy, and engaging in transactions incidental thereto, subject to the Aggregate Financing Limit and the other conditions previously specified.

     The proposed subsidiaries will comprise one or more financing subsidiaries (each, a "Financing Subsidiary") and one or more special-purpose entities (each, a "Special-Purpose Entity," and together with Financing Subsidiaries, "Financing Conduits"). In either case the subsidiaries' businesses will be limited to issuing and selling securities on behalf of Cinergy; the subsidiaries will have no substantial physical assets or properties. Any securities issued by the Financing Conduits will be fully guaranteed by Cinergy, either directly or ultimately.

     Cinergy would acquire all of the outstanding shares of common stock or other equity interests of the Financing Subsidiary for an amount not less than the minimum required by applicable law. The business of the Financing Subsidiary will be limited to effecting financing transactions with third parties for the benefit of Cinergy and its subsidiaries. As an alternative in a particular instance to Cinergy directly issuing debt or equity securities, or through a Special-Purpose Entity, Cinergy may determine to use a Financing Subsidiary as the nominal issuer of the particular debt or equity security. In that circumstance, Cinergy would provide a full guarantee or other credit support with respect to the securities issued by the Financing Subsidiary, the proceeds of which would be lent, dividended or otherwise transferred to Cinergy or an entity designated by Cinergy.
The primary strategic reason behind the use of a Financing Subsidiary would be to segregate financings for the different businesses conducted by Cinergy, distinguishing between securities issued by Cinergy to finance its investments in nonutility businesses from those issued to finance its investments in the core utility business. A separate Financing Subsidiary may be used by Cinergy with respect to different types of nonutility businesses.

     Cinergy would use Special-Purpose Subsidiaries in connection with certain financing structures for issuing debt or equity securities, in order to achieve a lower cost of capital, or incrementally greater financial flexibility or other benefits, than would otherwise be the case.

     4.   Guarantees

     Cinergy also proposes to supersede its existing guarantee authority, capped at $1 billion as provided in the March 1999 Order, with greater authority intended to accommodate growth in its business.

     Specifically, from time to time through the Five-Year Period, Cinergy requests authority to guarantee, obtain letters of credit and otherwise provide credit support (each, a "Guarantee") in respect of the debt or other securities or obligations of any or all of Cinergy's subsidiary or associate companies (including any thereof formed or acquired at any time over the Five-Year Period), and otherwise to further the business of Cinergy, provided that the total amount of Guarantees at any time outstanding does not exceed the Guarantees Limit, and provided further, that (i) any Guarantees of EPAct Projects shall also be subject to the Growth Cap or Restructuring Cap, as applicable; and (ii) any Guarantees of energy-related companies within the meaning of rule 58 ("Rule 58 Companies") shall also be subject to the aggregate investment cap of rule
58. The terms and conditions of any Guarantees would be established at arm's length based upon market conditions.

     In the event that Cinergy issues any authorized debt or equity securities by means of any Financing Conduits, Cinergy would provide a full Guarantee in respect of the payment and other obligations of the Financing Conduit under the securities issued by it. Given that any securities nominally issued by any such Financing Conduit are in substance securities issued by Cinergy itself, any securities issued by a Financing Conduit would count dollar-for-dollar against the Aggregate Financing Limit. However, Cinergy submits that any Guarantees of securities of Financing Conduits should be excluded entirely from the Guarantees Limit, since inclusion thereof would amount to "double counting," in effect penalizing Cinergy for using Financing Conduits.

     5.   Use of proceeds

     Cinergy proposes to issue the authorized debt and equity securities for general corporate purposes, including without limitation (i) payments, redemptions, acquisitions, and refinancings of outstanding securities issued by Cinergy, (ii) acquisitions of and investments in EPAct Projects, provided that Cinergy's aggregate investment therein does not exceed the Growth Cap or Restructuring Cap, as applicable, (iii) acquisitions of and investments in Rule 58 Companies, provided that Cinergy's aggregate investment therein does not exceed the aggregate investment limitation of Rule 58, (iv) loans to and investments in other system companies, including through the Cinergy system money pool, and (v) other lawful corporate purposes.

     As previously described, in the event Cinergy utilizes Financing Conduits to issue securities authorized herein, such entities would apply the proceeds of securities nominally issued by them to make loans, dividends or other transfers thereof to Cinergy or an entity designated by Cinergy, which would then be applied for any of the purposes enumerated in the preceding paragraph.

     With respect to the Restructuring Cap, Cinergy states that as a result of state restructuring of the electric utility industry, it intends to transfer all or a substantial portion of the generating assets owned by CG&E and eventually PSI to one or more newly created EWG affiliates. Cinergy has requested authority over the Five-Year Period to make investments in such EWG affiliates in an amount not to exceed the net book value of the generation assets transferred by CG&E and PSI to such affiliates. Cinergy states that the net book value thereof at December 31, 1999 was approximately $2.9 billion.

     CG&E and its four wholly-owned utility subsidiaries - The Union
Light, Heat and Power Company, a Kentucky electric and gas utility ("ULH&P"), Lawrenceburg Gas Company, an Indiana gas utility ("Lawrenceburg"), The West Harrison Gas and Electric Company, an Indiana electric utility ("West Harrison"), and Miami Power Corporation ("Miami"), an electric utility (solely by virtue of its ownership of certain transmission assets) - provide electric and gas service in the southwestern portion of Ohio and adjacent areas in Kentucky and Indiana. The area served with electricity, gas or both covers approximately 3,200 square miles and has an estimated population of two million. CG&E produces, transmits, distributes and sells electricity and sells and transports natural gas in the southwestern portion of Ohio, serving an estimated population of 1.6 million people in 10 of the state's 88 counties including the cities of Cincinnati and Middletown. ULH&P transmits, distributes and sells electricity and sells and transports natural gas in northern Kentucky, serving an estimated population of 328,000 people in a 500 square-mile area encompassing six counties and including the cities of Newport and Covington./4/ At and for the twelve months ended December 31, 1999, CG&E had total consolidated assets of approximately $4.9 billion and operating revenues of approximately $2.6 billion.

     PSI produces, transmits, distributes and sells electricity in north central, central and southern Indiana, serving an estimated population of
2.2 million people located in 69 of the state's 92 counties including the cities of Bloomington, Columbus, Kokomo, Lafeyette, New Albany and Terre Haute. At and for the twelve months ended December 31, 1999, PSI had total consolidated assets of approximately $3.8 billion and operating revenues of approximately $2.1 billion.

     CG&E and PSI own significant electric generating facilities. The generating assets are either wholly-owned by CG&E or PSI or jointly-owned with other utilities, and are located in Ohio and Indiana, with the exception of one plant in Kentucky owned by CG&E. The installed capacity and net book value of the generation assets allocable to CG&E's and PSI's ownership interests are 11,221 MW and $2.892 billion, respectively, at December 31, 1999, with 5,245 MW of installed capacity having a net book value of $1.755 billion allocable to CG&E, and 5,976 MW of installed capacity having a net book value of $1.137 billion allocable to PSI. None of Cinergy's other utility subsidiaries own any electric generating facilities.

     Comprehensive electric restructuring legislation was passed in Ohio in July 1999./5/ Under the new law, all retail customers in Ohio can choose their electric supplier commencing January 1, 2001.

     The legislation deregulates electric generation and supply, with electric transmission and distribution continuing as regulated utility functions. According to Cinergy, although it does require restructuring or divestiture of generating assets, the new Ohio legislation encourages that result, to foster generation supplier diversity and curb potential market power of incumbent utilities. As an incumbent Ohio electric utility, CG&E is required to separate its existing functions pertaining to competitive retail sale of generation service from those pertaining to transmission and distribution service, transferring the generation services into a separate legal entity. The legislation requires that utilities devise incentives to induce 20 percent of their electric loads by customer class to switch providers by halfway through the market development period, but in no event later than December 31, 2003.

     Other provisions of the law include:

     1. A 5 percent cut in the generation component of rates for every residential customer beginning January 1, 2001.

     2. The establishment of a "market development period" (i.e., the transition period to full competition) beginning January 1, 2001 and ending no later than December 31, 2005.

     3. Utility rates otherwise are frozen for non-switching customers through the market development period.

     4. An opportunity to recover transition costs approved by the Public Utilities Commission of Ohio ("PUCO") over the market development period.

     5. An opportunity to recover PUCO-approved regulatory assets through December 31, 2010.

     6. The transfer of either ownership or control of transmission assets to an independent transmission entity before December 31, 2003.

     7. A requirement that incumbent utilities provide retail electric service to native load customers who decline to switch to different suppliers or who desire to return to service from the incumbent utility.

     8. The filing of a proposed transition plan by year-end 1999. The transition plan must include a rate unbundling plan, a corporate separation plan, an operational support plan, an employee assistance plan and a consumer education plan. The transition plan may also include a quantification of utility transition costs and an application to receive transition revenues. The PUCO is required to issue its order on the transition plan no later than October 31, 2000.

     As required by the legislation, CG&E filed its proposed transition plan with the PUCO on December 28, 1999. The transition plan is comprised of eight component plans: a rate unbundling plan, corporate separation plan, operational support plan, employee assistance plan, consumer education plan, application for receipt of transition revenues, independent transmission plan and shopping incentive plan.

     In its transition plan, CG&E has proposed to meet its corporate separation obligations in part by legally separating the generation from the transmission and distribution businesses, transferring all of its generating assets to one or more affiliated EWGs. The generation assets would be moved as soon as practicable after receipt of PUCO approval. The asset transfer is contingent on various other factors, including receipt from the Ohio, Indiana and Kentucky commissions of the findings required under section 32(c) of the Act. Coincident with the transfer of the generation assets, CG&E would enter into a power purchase agreement ("PPA") with the EWG approved by the Federal Energy Regulatory Commission. The PPA would grant CG&E a first call on all power produced by the EWG at embedded cost through the end of the market development period, ensuring CG&E sufficient power to meet its electric supply obligations to customers who do not switch or who return. Cinergy states that it has no current intention of establishing an affiliate of CG&E to market competitive generation services to retail customers in Ohio, as permitted by the new legislation.

     As part of its proposed transition plan, CG&E filed a request to recover transition costs comprised of (1) generation-related regulatory assets in the total amount of $364 million (excluding carrying charges) and
(2) above-market generation costs in the total amount of $563 million (excluding carrying charges), in each case beginning January 1, 2001. The total carrying costs, for which CG&E has also requested recovery, are estimated at $311 million.

     Although comprehensive electric industry restructuring legislation has not yet been enacted in Indiana, Cinergy expects that such legislation will be enacted before expiration of the five-year investment period proposed in the Application. Moreover, Cinergy asserts that existing statutory provisions in the Indiana Code for "alternative" regulation of utilities provide a basis for Cinergy to seek approval from the Indiana Utility Regulatory Commission to transfer PSI's generating facilities to EWG affiliates, prior to the adoption of state-wide restructuring.

     Cinergy maintains in the Application that it needs to be able to reposition the generation assets now held by CG&E and PSI to maximize the value of those assets in a competitive environment. Cinergy states that, like a number of other utilities in states undergoing restructuring, it is seeking to achieve asset flexibility and optimization by transferring the assets to EWG affiliates, where they can be used for electric sales back to the remnant affiliated "T&D" utility or marketed for sale to off-system buyers, either with respect to all or some of the particular assets. According to the Application, Cinergy's current intention is to convert all or a substantial number of CG&E's and PSI's power plants to EWG status, since the Company believes that corporate disaggregation will eventually be required for the entire portfolio of generating properties, not merely CG&E's plants. Therefore, Cinergy has requested a separate investment ceiling - the Restructuring Cap - with a view to restructuring both CG&E's and PSI's generating assets. Cinergy further states that, although it likely would not make permanent recourse investments equal to the full amount of the book value of the transferred assets, Cinergy could be required to make investments of that magnitude, on a short-term basis, if "bridge" financing becomes necessary. Cinergy asserts that the overriding purpose of the Restructuring Cap is to afford it sufficient financial flexibility under the Act to pursue a variety of alternatives in an uncertain and changing regulatory environment.

     Cinergy states that the assets would be transferred in one or more transactions, as soon as practicable after receipt of necessary regulatory approvals and satisfaction of other conditions. Cinergy has engaged Donaldson, Lufkin & Jenrette ("DLJ") to provide financial advice in connection with these transactions.

     Cinergy explains that there are two basic transaction structures by which CG&E and PSI (collectively, "Utility") would transfer their generating assets to the EWG affiliates (collectively, "Genco"):

     Under the "Sale Scenario," Utility sells its generating assets, for cash and/or promissory notes or other consideration, directly to one or more newly created subsidiaries of Cinergy (collectively, "Genco"), held either directly by Cinergy or indirectly by one or more newly created, special-purpose intermediate holding companies directly held by Cinergy (collectively, "Genco Holdco").

     Under the "Spin-Off Scenario," Utility contributes its generating assets to Genco for shares of stock or other equity securities of Genco. Utility then distributes its inves tment in Genco to Cinergy by dividend or otherwise, which thereupon contributes such stock or other equity to Genco Holdco. Genco might further drop down its generating assets into one or more special-purpose subsidiaries; for example, a separate subsidiary might be established for each power plant.

     Under both scenarios, the assets would likely be transferred at net book value. The decision to use a particular transaction structure will depend, among other factors, on whether the transaction can be structured on a tax-deferred basis and other transaction costs. Under either scenario, Genco will have an initial capitalization equal to the value of the transferred generating assets, approximately $2.9 billion (assuming transfer of all the generating assets at year-end 1999 book value). The Company is considering both potential structures discussed above, as well as variations of each.

     Cinergy asserts that, regardless of which particular structure is used, there should be no material increase in the Company's consolidated debt. Any incremental debt at the Cinergy or EWG level will be largely offset by reduced debt at the CG&E/PSI level. This reflects the underlying fact that Cinergy already owns the assets, and would merely transfer direct title therein from the utility to the nonutility side of its business. Cinergy states that the Company and DLJ believe that the asset transfers and associated financings should not themselves have any material adverse impact on the credit ratings of Cinergy, CG&E or PSI; rather, according to Cinergy, any such potential impact is a consequence of state deregulation and loss of monopoly supplier status.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                ENDNOTES

/1/ Cinergy states that the common stock authority requested in the Application is not intended to supersede Cinergy's existing authority to issue shares of its common stock under a variety of stock-based plans. See HCAR No. 27028, May 19, 1999 (authorizing Cinergy to issue, from time to time through December 31, 2004, up to 250,000 shares of common stock under an amended retirement plan for non-employee directors and a new retirement plan for non-employee directors); HCAR No. 27001, April 8, 1999 (authorizing Cinergy to issue and sell, from time to time through December 31, 2004, up to 75,000 shares of common stock under an employee savings plan for employees of a U.K. subsidiary of Cinergy); HCAR No. 26505, April 17, 1996 (authorizing Cinergy to issue and sell, from time to time through December 31, 2000, up to 7 million shares of common stock under a long-term incentive compensation plan); and HCAR No. 26505, Dec. 1, 1995 (authorizing Cinergy to issue and sell, from time to time through December 31, 2000, up to 22,386,696 shares of common stock under a dividend reinvestment and stock purchase plan and certain other stock-based plans).

/2/ See, e.g., SCANA Corporation, et al., HCAR No. 27137, Feb. 14, 2000; Southern Company, HCAR No. 27134, Feb. 9, 2000; Southern Company, HCAR No. 27061, Aug. 18, 1999; Conectiv, Inc., HCAR No. 26833, Feb. 26, 1998; Ameren
Corporation, HCAR No. 26809, Dec. 30, 1997; New Century Energies, Inc., HCAR No. 26750, Aug. 1, 1997; The Columbia Gas System, Inc., HCAR No. 26634, Dec. 23, 1996; Gulf States Utilities Company, HCAR No. 26451, Jan. 16, 1996.

/3/ In accordance with Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, "accumulated other comprehensive income" includes all components of common stock equity that are not included as net income or the result of shareholder transactions (e.g., stock issuances or dividends). At December 31, 1999, components of Cinergy's accumulated other comprehensive income consisted of foreign currency translations, minimum pension liability adjustments and unrealized gains and losses on grantor and rabbi trusts.

/4/ Lawrenceburg sells and transports natural gas to approximately 20,000 people in a 60 square-mile area in southeastern Indiana. West Harrison sells electricity over a 3-square mile area with a population of approximately 1,000 in West Harrison, Indiana and bordering rural areas. Miami owns a 138 kV transmission line running from the Miami Fort Power Station in Ohio to a point near Madison, Indiana.

/5/  Ohio Rev. Code Ann. sec. 4928.01 et seq. (1999).